MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended December 31, 2012

Dated: February 26, 2013

CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED DECEMBER 31, 2012

The following management’s discussion and analysis (“MD&A”), prepared as of February 26, 2013, is intended to help the reader understand Clifton Star Resources Inc. (referred to herein as the “Company” or “Clifton”), its operations and financial performance. This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto, prepared in accordance with IFRS, for the years ended June 30, 2012 and 2011, and the unaudited condensed interim consolidated financial statements and notes thereto, prepared under IFRS in accordance with IAS 34, for the periods ended December 31, 2012, and December 2011.

This MD&A for the six months ended December 31, 2012, reflects the Company’s adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Clifton cautions readers regarding forward looking statements found in this document and in any other statement made by or on the behalf of the Company. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Clifton’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from these expressed in any forward looking statements made by or on the Company’s behalf. All factors should be considered carefully, and readers should not place undue reliance on Clifton’s forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Examples of such forward-looking statements within this document include statements relating to: our objectives, our estimates regarding capital requirements, our financial position, the regulatory framework, market competition, government policy and regulations, our expectations with respect to expenses, and statements with respect to any or all of the Company’s properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Clifton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this Management Discussion and Analysis are made as of the date of this Management Discussion and Analysis based on the opinions and estimates of management.

Forward-Looking statements reflect Clifton’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Assumptions underlying our expectations regarding forward-looking statements, or information contained in this Management Discussion and Analysis, include, among others: our ability to negotiate commercially acceptable financial terms for any potential future financing(s), our ability to comply with applicable governmental regulations and standards, our success in implementing our strategies and achieving our business objectives, our ability to raise sufficient funds from equity financings in future to support our operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

These forward looking statements are made as of the date of this Management Discussion and Analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Overall Performance

Q2 - 2013 highlights

1.

Intensive work on advancing the Preliminary Economic Assessment (“PEA”) study on the Duparquet Project

2.

Closing of a Brokered Flow-Through Private Placement

3.

Extension granted to the Agreement to sell Duquesne Property

4.

Drill results released on October 23, 2012 and December 3, 2012

Subsequent Events

A.

Issuance of a News Release on the results of a positive PEA study.

B.

Reduction in number of issued stock options.

Overview

Clifton is a mineral exploration company engaged in the acquisition, exploration and development of mineral resource properties in Canada, a politically stable and secure area of the world. The Company’s current focus is on gold exploration in Quebec, but it also has precious and base metal projects in Quebec and Manitoba.

Clifton is advancing a large gold Project (the “Duparquet Project”) that is located in the mining-friendly province of Quebec, in the Abitibi region, approximately 35 kilometers to the northwest of Rouyn-Noranda, which has an extensive and experienced mining labour pool, and provides easily accessible infrastructure.

The Duparquet Project covers 7.7 kilometers of strike length along the prolific gold bearing Porcupine-Destor Fault and associated splays. Much of the Duparquet Project has been relatively unexplored in the past, and what has been drill tested has only been done to shallow depths of generally less than 400 meters below surface. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined along this major structural feature, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

Clifton has negotiated the right to acquire an additional 90% of the Duparquet Project in addition to the 10% it already owns (subject to a net smelter return royalty of 2% on a major portion of the property for the duration of the option period only) by making cash payments to the underlying owners, of which $12.0 million has been paid. Issuance of 250,000 shares of the Company and additional payments of $50.2 million up to the end of 2017 must be made in order for Clifton to obtain the 100% interest (with no royalty).

The drilling and other exploration activities started in 1987. Over the period 1987 to 2007, 125 drill holes (18,471 metres) were completed. The level of activities was intensified from 2008 to 2012, with the drilling of 961 additional holes (311,963 metres).

To accelerate the execution of the exploration program, the Company entered into a joint venture with Osisko Mining Corporation (“Osisko”) in late 2009. Osisko could have earned a 50% interest in the Duparquet Project by spending $70 million on exploration, and by advancing an additional $30 million to the Project. During 2010, Osisko incurred over $15 million of expenditures in order to maintain their right to earn 50%. However, in June of 2011, Osisko decided to exit the Duparquet Project, leaving Clifton with the right to earn 100% (with no interest being earned by Osisko).

In the middle of 2011, the Company failed to file certain required documents (NI 43-101 Reports). As a result, the B.C. Securities Commission issued a Cease Trade Order in British Columbia. The Company subsequently filed the required documents and delivered them to the B.C. Securities Commission for review. As a result, the Cease Trade Order was rescinded, and the B.C. Securities Commission consented to the reinstatement of the trading of the Company’s stock on March 9, 2012.

Following Osisko’s departure from the joint venture, Clifton initiated a substantial exploration program from July 2012, with a view to increasing resources, as well as upgrading portions of the resources from Inferred to Indicated. Most of the funds were directed towards drilling activities in order to obtain sufficient representative samples required to get an integrated Mineral Resource estimate and to conduct several metallurgical tests. The results indicated that recoveries of gold should average 93%, and that the tailings generated from the planned process plant would meet environmental standards set out in regulations.

Mineral Resource estimate

At the end of the second fiscal quarter of 2012, Clifton engaged InnovExplo, a geological consulting firm, to prepare a comprehensive, all inclusive NI 43-101 Report, which covers the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit). The Company has published the main conclusions of the report, which was filed on SEDAR at the end of June 2012.

The NI 43-101 estimate, dated May 22, 2012, was prepared by InnovExplo Inc., mining consultants from Val-d’Or, Quebec. Previously released NI 43-101 resource estimates on the Duparquet Project had only resources in the Inferred category. In the May 2012, more than half of all the resources were in the Indicated category on the basis of contained ounces.

NI 43-101 Resources InnovExplo May 2012	Resource Category Measured	Resource Category Indicated	Resource Category Inferred	Cut-Off
DUPARQUET PROJECT	19,000 t at 2.1 g/t (1,284 Oz.)	29,591,100 t. at 1.80 g/t (1,713,328 Oz.)	29,143,400 t at 1.78 g/t (1,667,909 Oz.)	0.60 g/t Tailings and open-pit 2.00 g/t underground

New NI 43-101 Resources estimate for the Duparquet Project (Part of the PEA study)

During the summer and fall of 2012, a new resources estimate was prepared by InnovExplo, and is included in the PEA Report (see News Release of January 15, 2013). The database includes the drilling and assay results up to the cut-off date of September 30, 2012. InnovExplo has estimated the total resources for the Duparquet Project as follows:

*average weighted in tonnes

Metallurgical tests

In the previous operations between the years 1930 and 1954, 83% gold recoveries had been attained.

At the end of 2011, representative samples were sent for metallurgical tests at SGS Lakefield. The tests produced a concentrate, a portion of which was subjected to testing using a conventional Flotation-Pressure Oxidation (“POX”) process at SGS, with additional concentrate being re-directed to research facilities in Australia and South Africa for tests with the Albion Process and the BIOX Process.

On March 2, 2012, Clifton announced that the overall average gold recovery from six metallurgical samples from the Duparquet Project gold zones provided to SGS Lakefield Research is 93%, using a conventional POX-Cyanidation flowsheet. The old Beattie tailings were also tested with a gold recovery of 83.5%. In addition, the Biox and Albion processes tests produced gold recoveries of 94% and 93%, respectively.

In the PEA study, the conventional Flotation-POX-Cyanidation flowsheet process was chosen as the best metallurgical process, considering that it is also an established commercial metallurgical process.

Preliminary Economic Assessment (“PEA”)

Based on the conclusions of the Mineral Resource estimate on the Duparquet Project and the Metallurgical test results, at the beginning of July 2012, the Company awarded a contract to InnovExplo, Stavibel, Bateman Engineering Pty Ltd (“BEPL”) and P.J. Lafleur GeoConseil to prepare a Preliminary Economic Assessment (“PEA”) of the Duparquet Project.

The PEA study was prepared as an open pit mining project relating solely to the mineral resources located on the Duparquet Property. The pre-production capital costs and sustaining costs for the Duparquet Project are estimated, at $370 million and $144 million, respectively, excluding $22.6 million for closure costs. The average operating cash cost is estimated at US$726 per ounce of gold.

The financial analysis, using a gold price of $1,472 per ounce, indicates a pre-tax net present value (“NPV”) (using a 5% discount rate) of $382 million, with a pre-tax internal rate of return (“IRR”) of 19.5% and a payback period of 4.2 years. Sensitivity analysis indicates a pre-tax NPV (5% discount rate) of $621 million, with an IRR of 27.6%, and a payback period of 2.95 years at a gold price of US$1,700 per ounce.

More details of the PEA are available on the News Release dated January 15, 2013, and the complete PEA report will be posted on Clifton Star’s website at www.cfo-star.com and on SEDAR by March 1, 2013.

Following the positive outlook of the PEA, InnovExplo has recommended that the Duparquet Project be advanced to the next phase, which would consist of in the preparation of a Pre-Feasibility Study. In order to do so, it is recommended that the Company carry out additional definition drilling, additional metallurgical bulk tests and additional geotechnical and hydrogeological studies. It is also recommended that the Company starts permitting and social outreach, and initiates negotiations with Hydro-Quebec.

Exploration Properties and Commitments

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the optionors. As of September 30, 2012, the Company had paid $4,000,000 to Beattie, $2,000,000 to 2699681 and $4,000,000 to 2588111 under the option agreements.

During the quarter, the Company has paid an additional $800,000 to Beattie, $400,000 to 2699681 and $800,000 to 2588111. The Company will also issue 100,000 shares of the Company to Beattie, 50,000 shares to 2699681 and 100,000 shares to 2588111. The remaining terms of these amended agreements are as follows:

i.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

ii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

iii.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

iv.

cash payments of $6,080,000 to Beattie, $3,040,000 to 2699681, and $6,080,000 to 2588111 before or on December 1, 2017, will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

The optionors have retained a 2% Net Smelter Royalty (“NSR”) for the duration of the option period. However, upon the exercise of its option to earn 100%, this NSR will be eliminated.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko regarding a joint venture on the Duparquet Project (the “Project”). The Project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

Clifton is of the opinion that it still had the right to access a loan of $22,500,000 from Osisko on or before December 1st, 2012. If Clifton were to access the funds, the Company would have the right to retire the loan (plus interest at a rate of 5%) based on the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

On November 15, 2012, the Company sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1st, 2012. Since then, discussions have been taking place but no disbursement has been made. The Company is in negotiations with Osisko and will pursue all its recourses to ensure compliance with the loan undertaking.

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash, and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne is a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession located in Destor Township, Quebec, which are collectively known as the Duquesne Gold Project.

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in the Duquesne property.

The optionor retains a 3% NSR, while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000. In early September 2012, the Company reached a new agreement to buy back a portion of the Duquesne Property royalty. Clifton paid, in September 2012, an amount of $1M to the owners of the royalty, which has resulted to the buyback of 0.5% NSR interest. The remaining NSR royalty of 2.5% may be bought back in yearly portions of 0.5% at $1.0 million for each 0.5%, starting in 2014, if specific conditions are met at that time.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims, totalling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

In September 2012, the Company reported that, subject to regulatory approval, it had signed an Agreement to sell its Duquesne Property. In exchange for 100% ownership of the Duquesne Mine Property, the purchaser Xmet Inc. (“Xmet”) has agreed to issue to the Company a maximum of 19.9% of its outstanding shares after the purchaser has exercised its option to acquire 100% of the Duquesne property. Completion of the transaction is subject to a number of conditions, including but not limited to, the exercise of Xmet’s option to purchase a minimum 75% interest in the Duquesne-Ottoman Project, obtaining any necessary approvals, as well as the acceptance of the TSX Venture Exchange. These conditions were not met as of February 26, 2013 and an extension to April 30, 2013 to complete the transaction was granted to Xmet.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

A drilling program, consisting of 10 diamond drill holes, was carried out on the Hunter property in 2011. All of the holes were drilled to intersect the mineralization below the prior underground workings, except for hole #7, which was drilled above the underground workings. The intersections ranged from about one to five meters (not true widths), with most of the assays from 1.5% to 2.5% copper. Silver assays typically ranged from about 10 to 30 grams per tonne. Most of the intersections were at depths of 200 to 300 metres. No work was carried out in 2012.

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111. The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District, which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered, with the best intersection being 24.5 metres averaging 0.78% copper and 0.37% nickel (from 55.5 metres to 80.0 metres). This is believed to be the same zone encountered by Mustang Minerals on the west and east side of the Cat Lake claims. No work was carried in 2012.

Qualified Person

Louis C. Martin, Vice President Exploration of Clifton, a member of the Association of Professional Geoscientists of Ontario (APGO) and Quebec (OGQ), and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the preparation of, and has verified, the technical information in this MD&A.

History of exploration activities

Historically, there were two operating gold mines on the Duparquet property, as well as a processing facility on the Beattie property. Approximately 1,117,000 ounces of gold were produced from the Beattie Mine, and 167,000 ounces from the Donchester Mine. On the Duquesne Mine property, 67,000 oz were produced. These prior underground mines only focused on the high-grade narrower sections, while the current objective is to delineate an open pit (or pits), as well as to re-evaluate underground targets – both of which have become more attractive opportunities at the current gold price and with advances in mining and metallurgical technology.

Over the period 1987 to 2007, 125 drill holes (18,471 metres) were completed. The drill programs for the calendar years 2008 to 2012 consisted of the following:

•

2008:

212 diamond drill holes, consisting of 72,152 metres

•

2009:

183 diamond drill holes, consisting of 56,774 metres

•

2010:

383 diamond drill holes, consisting of 122,803 metres

•

2011:

  85 diamond drill holes, consisting of 26,754 metres

•

2012:

  98 diamond drill holes, consisting of 33,480 metres

The 2010 drilling consisted of 219 holes at Beattie (69,806 metres at an average length per hole of 319 metres), 79 holes at Donchester (27,074 metres at an average length per hole of 343 metres), 16 holes at Central Duparquet (5,648 metres at an average length per hole of 353 metres), and 69 holes at Duquesne (20,275 metres at an average length per hole of 294 metres).

The 2011 exploration program on the Beattie Property continued the drilling on 100-metres-spaced lines, while extending the depth extension of the mineralized zones from the initial 400 metres below surface to 500 metres below surface. Much of this was accomplished by extending previous drill holes, as well as collaring several new holes from surface. Several holes were also completed in high-grade pockets of the West Zone and RW-RS zones in order to better define the geometry and continuity of these zones.

An airborne TDEM and Magnetic survey was completed over the Duparquet property in March 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature that can be traced across the various properties of the Duparquet Project.

The 2012 drilling consisted of 98 diamond drill holes on the Beattie, Donchester and Central Duparquet properties.

The mineralization on the Duparquet Project is composed of fairly well defined North and South Zones, as well as several smaller subvertical, and possibly folded, mineralized zones that extend in an east-west direction, and have been traced for over 2.6 kilometres along strike. The individual mineralized zones, which can be up to 80 metres wide, include the North Zone, West Zone, RW Zones, RS Zones and the South Zone. A second mineralized syenite-porphyry (the Main Zone) occurs parallel and to the southeast of the Beattie-Donchester intrusion on the Central Duparquet and Dumico properties. The style of mineralization is similar in nature to the Beattie-Donchester Syenite, but has seen significantly less exploration work in the recent past.

In November 2011, Clifton retained InnovExplo, a geological consulting firm, to prepare a comprehensive NI 43-101 Report, which covers all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit). A complete data bank has been set-up by InnovExplo. A 3D modeling program has incorporated the results of the drilling by the joint venture with Osisko, previous drilling by Clifton and others, results from the calendar 2011 & 2012 drillings campaign, as well as information from historical underground maps.

On May 24, 2012, Clifton announced a NI 43-101 Resource estimation of Indicated resources of 1.71 million oz. and Inferred resources of 1.67 million oz. at Duparquet (see prior and subsequent tables for cut-off grade).

Current exploration activities on the Duparquet Project

In August 2012, the Company awarded the PEA study contracts to InnovExplo, Stavibel Engineering Services, Bateman Engineering Pty Ltd and P.J. Lafleur GeoConseil. The PEA study was completed at the beginning of January 2013. It was prepared based on an open pit mining project relating solely to the mineral resources located on the Duparquet Property. The pre-production capital costs and sustaining costs for the Duparquet Project are estimated at $370 million and $144 million, respectively, excluding $22.6 million for closure costs. The average operating cash cost is estimated at US$726 per ounce of gold.

The financial analysis, using a gold price of $1,472 per ounce, indicates a pre-tax net present value (“NPV”) (using a 5% discount rate) of $382 million, with a pre-tax internal rate of return (“IRR”) of 19.5% and a payback period of 4.2 years. Sensitivity analysis indicates a pre-tax NPV (5% discount rate) of $621 million, with an IRR of 27.6%, and a payback period of 2.95 years at a gold price of US$1,700 per ounce.

More details of the PEA are available on the News Release dated January 15, 2013, and the complete PEA report will be posted on Clifton Star’s website at www.cfo-star.com and on SEDAR by March 1, 2013.

Following the positive outlook of the PEA, InnovExplo has recommended that the Duparquet Project be advanced to the next phase, which would consist of the preparation of a Pre-Feasibility Study. In order to do so, it is recommended that the Company performs additional definition drilling, additional metallurgical bulk tests and additional geotechnical and hydrogeological studies. It is also recommended that the Company starts permitting and social outreach, and initiates negotiations with Hydro-Quebec.

For the three months ended December 31, 2012, the Company has maintained the operation of two drills on the Duparquet Project in order to increase the resources database.

Metallurgical Testing

Historically, in the previous mining operations on the Beattie and Donchester mines, gold recoveries of 83% were obtained, due to the refractory nature of the ore. A significant amount of gold is locked in refractory sulfide minerals (predominantly pyrite). Refractory sulfide ores are generally treated by pre-oxidation (pressure oxidation, biological oxidation or roasting) prior to recovery of gold by cyanidation.

Following the end of the joint venture with Osisko, the Company continued, in 2011 and 2012, metallurgical studies at SGS (Lakefield, Ontario), which were designed to investigate the use of flotation, pre-oxidation and cyanidation across the different mineralized zones of the Duparquet Project.

Six metallurgical samples, with head grades ranging from 1.25 g/t gold to 3.58 g/t gold, were provided to SGS Lakefield Research for gold recovery testing. The samples were core from the Beattie (A Zone, South Zone and RW Zone), the Donchester North, the Donchester South and the Central Duparquet Main Zone. A sample of the historical tailings from Beattie was also tested. Metallurgical test results at SGS Lakefield Research have demonstrated that high gold recoveries from the Duparquet Project mineralization are possible using a combination of conventional flotation, pressure oxidation and cyanidation. The overall average gold recovery from six metallurgical samples from the Duparquet Project gold zones provided to SGS Lakefield Research was 93%.

Additional testing using two other processes (Biox and Albion) were carried-out, and have also indicated overall gold recoveries in the order of 93% - 94%.

In the PEA study, the conventional Flotation-POX-Cyanidation flowsheet process was choosen as the preferred metallurgical process, considering that it is an established commercial process.

NI 43-101 Resources

Duparquet Project

A new resources estimate was prepared by InnovExplo, and is included in the PEA report (see News Release of January 15, 2013). The database includes the drilling and assay results up to the cut-off date of September 2012. InnovExplo has estimated the total resources for the Duparquet Project as follows:

*average weighted in tonnes

Duquesne Mine Property

Genivar completed a NI 43-101 Technical Report on the Duquesne Property in the summer of 2011. Genivar determined an Inferred resource of 1.56 million tonnes grading 5.58 g/t gold (280,000 contained ounces) and an Indicated resource of 1.86 million tonnes grading 3.33 g/t gold (199,000 contained ounces), with the foregoing based on a cut-off grade of 1.0 gpt gold.

NI 43-101 Resources	Report	Resource Category Measured	Resource Category Indicated	Resource Category Inferred	Cut-Off
DUQUESNE Property Contained Gold Ounces	Genivar July 2011		1.86 Mt at 3.33 g/t (199,071 Oz.)	1.56 Mt at 5.58 g/t (280,453 Oz.)	1.0 g/t

International Financial Reporting Standards (“IFRS’’)

The unaudited condensed interim consolidated financial statements of the company for the six- month periods ended December 31, 2012, and December 31, 2011, were prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34), using the same accounting policies as for the year ended June 30, 2012, as explained in Note 2 to these financial statements.

The notes to the audited consolidated financial statements for the year ended June 30, 2012, provide more detail on the Company’s accounting policy, including decisions made as part of the IFRS conversion as required by IFRS 1, First-Time Adoption of IFRS.

The post-implementation of IFRS will involve continuous monitoring of changes in IFRS in future periods. The Company has noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, the Company expects that there may be additional, new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine. The Company has also noted that the IASB is currently working on an extractive industries project, which could significantly impact the Company’s financial statements primarily in the areas of capitalization or expensing of exploration and evaluation costs and disclosures. The Company has processes in place to ensure that the potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Significant Accounting Policies

A detailed summary of all of the Company’s significant accounting policies is included in Note 2 of the unaudited condensed interim consolidated financial statements for the - periods ended December 31, 2012 and December 31, 2011.

Critical Accounting Estimates

Exploration and Evaluation Assets

Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed, or the Company’s mineral rights are allowed to lapse. Capitalized costs are amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, a change in future conditions could require a material change in the recorded amounts.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for the indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the Project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs. Additionally, the reviews take into account factors such as political, social, legal issues, as well as environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss.

Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Share-based Payments

The Company grants stock options, to buy common shares of the Company, to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital, and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed. When vested stock options expire, the associated amount recorded in the share-based payments reserve is transferred to the accumulated deficit.

Results of Operations

The following table summarizes selected financial data reported by the Company for the quarter ended December 31, 2012, and the previous seven quarters in Canadian dollars. The financial data is presented under International Financial Reporting Standard (IFRS).

	December 31 2012	September 30 2012	June 30 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011

Loss from Operations	$(950,214)	$(795,986)	$(1,088,618)	$(865,125)	$(651,835)	$(518,160)	$(694,424)	$(1,043,549)
Share-based payments	$240,312	$415,572	$651,480	$208,264	$112,837	$250,372	$425,141	$654,653
Deferred tax recovery	$46,141	-	$679,000	-	-	-	$117,805	$207,095
Net Loss and Comprehensive Loss	$(873,806)	$(758,912)	$(366,623)	$(820,010)	$(603,621)	$(453,901)	$(528,364)	$(797,888)
Basic and Diluted Loss per Share	$(0.02)	$(0.02)	$(0.01)	$(0.02)	$(0.02)	$(0.01)	$(0.02)	$(0.02)

As the Company is in the exploration phase, and its properties are in the early stages of exploration, none of the Company’s properties are in production. Therefore, mineral exploration and evaluation expenditures are being capitalized as incurred, and administrative expenses are being expensed as incurred. Consequently, the Company’s net loss is not a meaningful indicator of its performance or potential.

The key performance driver for the Company is the acquisition and development of prospective mineral properties. By acquiring and exploring projects of superior technical merit, the Company increases its chances of finding and developing an economic deposit.

At this time, the Company is not anticipating profit from operations. Until such time as the Company is able to realize profits from the production and marketing of commodities from its mineral interests, the Company will report an annual deficit and will rely on its ability to obtain equity or debt financing to fund on-going operations.

Due to the inherent nature of the junior mineral exploration industry, the Company will have a continuous need to secure additional funds through the issuance of equity or debt in order to support its corporate and exploration activities, as well as its share of obligations relating to mineral properties.

For the six months periods ended December 31, 2012 and December 31, 2011

The net loss for the six months period ended December 31, 2012, was $1,632,718 or $(0.04) per share compared to the net loss for the six months period ended December 31, 2011, of $1,057,522 or $(0.03) per share, representing an increase of $575,196 on a period over period comparison.

Operating expenses for the six month period ended December 31, 2012, were $1,746,200 compared to $1,169,995 for the same period in 2011, an increase of $576,205. The period over period increase was primarily due to a significant increase in share-based payments from $363,209 in 2011 to $655,884 last year, an increase of $292,675. A total of 1,023,750 stock options were granted but not totally vested as at June 30, 2012, compared to 263,750 stock options granted but not totally vested as at June 30, 2011, which resulted in additional compensation expense using the graded-vesting accounting method. In addition, during the six month periods ended December 31, 2012, a total of 450,000 stock options were granted compared to NIL in the same period 2011.

In addition to the significant increase in share-based payments, the Company also realized increases in the following operating expenditures:

•

Wages & benefits of $474,041 (2011 - $12,250) increased by $461,791, compared to the same period in 2011, primarily as a result of the hiring of a new Chief Executive Officer, a new Chief Financial Officer, a new Vice President Exploration and a new administrative assistant that are now on the payroll of the Company. In previous years, all of management were on a contract basis. The increase is also explained by the payment of bonuses of $152,500 (2011 - $NIL) to management.

•

Investor relations of $114,872 (2011 - $14,400) increased by $100,472, mainly explained by the need to inform all investors of the Company following the new agreements with the optionors of the Beattie, Donchester and Dumico properties, the new agreement related to the NSR on the Duquesne property, the agreement to sell the Duquesne property, the closing of the Brokered Flow-Through Private Placement and the status of the PEA. The increase is also explained by the low level of expenses incurred during the same period in 2011 as the Company was under a Cease Trade Order.

•

Filing and transfer agent fees of $21,907 (2011 – $3,410) increased by $18,497 compared to the six months period ended December 31, 2011, mainly due to the closing of a Brokered Flow-Through Private Placement.

The overall increase in operating expenses was partially offset by the following decreases in operating expenditures:

•

Consulting fees of $84,868 (2011 - $181,853) decreased by $96,985 compared to the same period in 2011 primarily explained by the renegotiation of Mr. Miller’s contract and the replacement of the former consultant Chief Financial Officer (“CFO”) by a new CFO, who is on the payroll of the Company.

•

Professional fees of $225,286 (2011 - $314,189) decreased by $88,903. The decrease is mainly explained by less legal activities related to the Cease Trade Order issued by the B.C. Securities Commission in the same period in 2011. The decrease was partially offset by the statement of claim against the Company and two former directors as described in the contingency section, the amended agreements with the optionors of the Beattie, Donchester and Dumico properties, the sales agreement related to the Duquesne Property and the closing of a Brokered Flow-Through Private Placement.

•

Director fees of $75,500 (2011 - $103,500) decreased by $28,000 primarily explained by the appointment of a new management team and the non-recurrent expenses related to the Cease Trade Order issued by the B.C. Securities Commission in the same period in 2011.

•

Travel and telephone of $31,510 (2011 - $104,409) decreased by $72,899. The decrease is mainly explained by the relocation of the executive office in Quebec and the appointment of a new management team.

•

Office and miscellaneous of $37,500 (2011 - $41,794) decreased by $4,294 compared to the six months ended December 31, 2011, mainly due to some non-recurring costs.

Other operating costs for the six months ended December 31, 2012 totaled $24,832 (2011 - $30,981), which represent 1% (2011 – 3%) of total operating expenses, and include the following; amortization, insurance and shareholder cost.

The Company recorded interest income of $67,341 for the six months period ended December 31, 2012, compared to $112,473 in the same comparative period last year, a decrease of $45,132. The reduction is a direct result of decreased cash balances and short-term investments during the six months period ended December 31, 2012, compared to the same period in 2011.

The Company recorded deferred tax recovery in the amount of $46,141 (2011 - $NIL). This was primarily due to the net loss incurred in the six months period ended December 31, 2012, and the issuance of the Flow-Through shares.

For the three months ended December 31, 2012 and December 31, 2011

The net loss for the three months ended December 31, 2012, was $873,806, or $(0.02) per share compared to the net loss for the three months ended December 31, 2011, of $603,621 or $(0.02) per share, representing an increase of $270,185 on a period over period comparison.

Operating expenses for the three month periods ended December 31, 2012, were $950,214 compared to $651,835 for the same period in 2011, an increase of $298,379. The period over period increase was primarily due to a significant increase in share-based payments from $112,837 in 2011 to $240,312 this quarter, an increase of $127,475. A total of 1,185,000 stock options were granted but not totally vested as at September 30, 2012, compared to 158,750 stock options granted but not totally vested as at September 30, 2011, which resulted in additional compensation expense using the graded-vesting accounting method.

In addition to the significant increase in share-based payments, the Company also realized increases in the following operating expenditures:

•

Wages & benefits of $314,730 (2011 - $12,250) increased by $302,480, compared to the same period in 2011, primarily as a result of the hiring of a new Chief Executive Officer, a new Chief Financial Officer, a new Vice President Exploration and a new administrative assistant that are now on the payroll of the Company. In previous years, all of management were on a contract basis. The increase is also explained by the payment of bonuses of $152,500 (2011 - $NIL) to management.

•

Investor relations of $82,134 (2011 - $14,400) increased by $67,734, mainly explained by the need to inform all investors of the Company following the new agreements with the optionors of the Beattie, Donchester and Dumico properties, the new agreement related to the NSR on the Duquesne property, the agreement to sell the Duquesne property, the closing of the Brokered Flow-Through Private Placement and the status of the PEA. The increase is also explained by the low level of expenses incurred during the same period in 2011 when the Company was under a Cease Trade Order.

•

Filing and transfer agent fees of $20,897 (2011 – $867) increased by $20,030 compared to the six months period ended December 31, 2011, mainly due to the closing of a Brokered Flow-Through Private Placement.

•

Director fees of $52,750 (2011 - $49,500) increased by $3,250, primarily explained by the appointment of an additional director in December 2012.

The overall increase in operating expenses was offset by the following decreases in operating expenditures:

•

Consulting fees of $54,340 (2011 - $95,182) decreased by $40,842 compared to the same period in 2011 primarily explained by the renegotiation of Mr. Miller’s contract and the replacement of the former consultant Chief Financial Officer (“CFO”) by a new CFO, who is on the payroll of the Company.

•

Professional fees of $133,573 (2011 - $259,716) decreased by $126,143. The decrease is mainly explained by not having the extensive legal activities related to the Cease Trade Order issued by the B.C. Securities Commission in the same period in 2011. The decrease was partially offset by the statement of claim against the Company and two former directors as described in the contingency section, the amended agreements with the optionors of the Beattie, Donchester and Dumico properties, the sales agreement of the Duquesne Property and the closing of a Brokered Flow-Through Private Placement.

•

Travel and telephone of $17,115 (2011 - $52,005) decreased by $34,890. The decrease is mainly explained by the relocation of the executive office in Quebec and the appointment of a new management team.

•

Office and miscellaneous of $21,798 (2011 - $37,262) decreased by $15,464 compared to the three months ended December 31, 2011, mainly due to some non-recurring costs.

Other operating costs for the three months ended December 31, 2012 totaled $12,565 (2011 - $17,816), which represent 1% (2011 – 3%) of total operating expenses, and include the following; amortization, insurance and shareholder cost.

The Company recorded interest income of $30,267 for the three months ended December 31, 2012, compared to $48,214 in the same comparative period last year, a decrease of $17,947. The reduction is a direct result of decreased cash balances and short-term investments during the three months ended December 31, 2012, compared to the same period in 2011.

The Company recorded deferred tax recovery in the amount of $46,141 (2011 - $NIL). This was primarily due to the net loss incurred in the three months period ended December 31, 2012, and the issuance of the Flow-Through shares.

Summary of Quarterly Results

The following table summarizes selected financial data reported by the Company for the three months ended December 31, 2012, and the previous seven quarters in Canadian dollars. The financial data is presented under International Financial Reporting Standard (IFRS).

	December 31 2012	September 30 2012	June 30 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011

Total assets	$49,986,709	$47,442,164	$47,508,170	$48,326,840	$ 48,295,742	$ 48,605,979	$ 48,873,570	$ 47,171,426
Exploration and Evaluation Assets	$38,828,490	$35,425,433	$33,318,968	$34,029,657	$ 33,616,066	$ 32,519,065	$ 31,620,626	$ 31,615,407
Shareholders’ equity	$47,039,152	$45,200,135	$45,523,334	$45,238,477	$ 45,850,223	$ 46,341,007	$ 46,533,657	$ 44,504,500
Revenue	-	-	-	-	-	-	-	-
Net Loss and Comprehensive Loss	$(873,806)	$(758,912)	$(366,623)	$ (820,010)	$ (603,621)	$ (453,901)	$ (528,364)	$ (797,888)
Basic and Diluted Loss per Share	$(0.02)	$(0.02)	$(0.01)	$(0.02)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.02)

The Company’s total assets and net loss for the three months ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, and March 31, 2012, stayed relatively consistent, as there have been no significant transactions such as options payments, share issuances and stock option grants during these quarters.

At the beginning of March 2012, 435,000 stock options were granted at a price of $2.03 to the Chief Executive Officer. This, combined with the vesting of stock options granted in prior periods, has generated a share-based payment expense of $208,264 for the three months ended March 31, 2012.

The Company’s Exploration and Evaluation Assets were $34,029,657 as at March 31, 2012, compared to $33,616,066 at the end of the previous quarter, an increase of $413,591. This increase is explained by the investment made in the exploration and evaluation assets during the three months ended March 31, 2012, in the amount of $1,470,234, which was offset partially by the 2010 Quebec exploration credit in the amount of $1,056,643 (excluding interest).

In April 2012, 1,075,000 stock options were granted at a price of $1.40 to the directors and officers of the Company. This, combined with the vesting of stock options granted in prior periods, has generated a share-based payment expense of $651,480 for the quarter ended June 30, 2012.

The Company’s Exploration and Evaluation Assets were $33,318,968 as at June 30, 2012, compared to $34,029,657 at the end of the previous quarter, a reduction of $710,689. This reduction is explained by the investment made in the exploration and evaluation assets during the three months ended June 30, 2012, in the amount of $1,417,986, which was offset by the accrued expected 2011 Quebec exploration credit in the amount of $2,128,675.

The Company’s net loss of $758,912 for the three months ended September 30, 2012, has increased compared to the three months ended in June 30, 2012 (by $392,289) primarily due to the absence of deferred tax recovery in the three months ended September 2012, compared to $679,000 in the three months ended in June 30, 2012. The increase was partially offset by the share-based payment expense for the three months ended December 31, 2012 of $415,572, compared to $651,480 for the three months ended June 30, 2012.

The Company’s Exploration and Evaluation Assets were $35,425,433 as at September 30, 2012, compared to $33,318,968 at the end of the previous quarter, an increase of $2,106,465. This increase is explained by the buyback of a 0.5% NSR interest in the Duquesne property in the amount of $1,000,000 and the investment made in the exploration and evaluation assets during the three months ended December 31, 2012, in the amount of $1,693,778. This was partially offset by the accrual of the expected 2012 Quebec exploration credit for the same period in the amount of $587,313.

The Company’s net loss of $873,806 for the three months ended December 31, 2012, has increased compared to the three months ended in September 30, 2012 (by $114,894), primarily due to the share-based payment expense for the three months ended December 31, 2012 of $240,312, compared to $112,837 for the three months ended September 30, 2012.

The Company’s Exploration and Evaluation Assets were $38,828,490 as at December 31, 2012, compared to $35,425,433 at the end of the previous quarter, an increase of $3,403,057. This increase is explained by the acquisition payments made on December 1st, 2012 of $800,000 to Beattie, $400,000 to 2699681 and $800,000 to 2588111, and the investment made in the exploration and evaluation assets during the three months ended December 31, 2012, in the amount of $1,663,610. This was offset by the accrual of the expected 2012 Quebec exploration credit for the same period in the amount of $260,553.

The shareholders’ equity was $47,039,152 as at December 31, 2012, compared to $45,200,135 at the end of the previous quarter, an increase of $1,839,017. This increase is mainly explained by the closing of a flow-through private placement in the net amount of $2,422,767.

Liquidity and Capital Resources

At December 31, 2012, the Company had $4,166,300 in cash and $3,510,000 in short-term investments. The Company had also a mining tax credit receivable of $1,817,260 at that date. The Company does not have any cash inflow from operations due to the fact that it is an exploration stage company; therefore, financings and joint ventures / alliance partnerships have been the sole source of funds in the past few years.

Short term investments are invested in highly liquid, low risk, interest bearing instruments, with maturities extending anywhere from three to thirteen months. The surplus funds are invested only with approved commercial banks.

At December 31, 2012, the Company had working capital of $8,970,042. It is the opinion of management that the working capital will be sufficient to support the Company’s general administrative and corporate operating requirements on an ongoing basis for the next twelve months and beyond.

Given the volatility in equity markets, global uncertainty in economic conditions, cost pressures, and results of exploration activities, management constantly reviews expenditures and exploration programs and equity markets such that the Company has sufficient liquidity to support its growth strategy.

During the three month period ended December 31, 2012, the Company’s significant expenditures included administrative costs of $707,548 (excluding non-cash expenses such as amortization and share-based payments) and exploration and evaluation expenditures, including option payments of $2,000,000, of $3,403,057 (net of recoveries of $260,553).

Liquidity Outlook

The Company’s cash position is highly dependent on the ability to raise cash through financings and the expenditures on its exploration programs. Capital expenditures are not expected to have any material impact on liquidity.

Management believes that even with its current cash balance and short-term investments of $4,166,300 and $3,510,000, respectively, and the mining tax credit receivable of $1,817,260, the Company will still be dependent on external financings to fund its exploration programs beyond the next year or two. As results of exploration programs are determined and other opportunities become available to the Company, management may complete an external financing as required.

The outlook is based on the Company’s current financial position and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

At present, the Company’s operations do not generate cash inflows, and its financial success is dependent on management’s ability to discover economically viable mineral deposits. The mineral exploration process can take many years, and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from optioning its resource properties. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes that there will be risks involved which may be beyond its control.

Strategy and Risk Management

The Company has sufficient funds to continue the planned exploration program for 2013. Clifton is of the opinion that it still had the right to access a loan of $22,500,000 million from Osisko on or before December 1st 2012, for the required payments to the vendors of the Duparquet Project.

On November 15, 2012, the Company sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1st, 2012. Since then, discussions have been taking place but no disbursement has been made. The Company is in negotiations with Osisko and will pursue all its recourses to ensure compliance with the loan undertaking.

Exploration Stage Company

The Company is engaged in the business of acquisition and exploration of mineral properties. All of the properties are without proven ore deposits, and there is no assurance that the Company’s exploration programs will result in same, nor can there be any assurance that such deposits can be commercially mined. As a consequence, the risks and uncertainties and forward looking information is subject to known and unknown risks and uncertainties, which are as follows, but not limited thereto:

•

uncertainty in the Company’s ability to fund the option payments, the development of its mineral properties or the completion of further exploration programs;

•

uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s exploration and development activities will result in profitable mining operations;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration;

•

changes in the market price of metals and/or minerals, which in the past fluctuated widely, and which could affect the Company’s operations and financial condition and its ability to raise additional financing;

•

assumptions related to the future prices of metals;

•

risks related to Project cost overruns or unanticipated costs and expenses;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in carrying out and completing exploration or development activities;

•

uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

•

uncertainty relating to the Company’s ability to attract and retain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•

risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•

risks related to the Company’s history of financial losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

•

risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•

dependence on general economic, market or business conditions;

•

uncertainty related to additional financing requirements and access to capital;

•

changes in business strategies; and

•

changes in laws and regulations.

If one or more of these risks or uncertainties materializes, or if assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Management Discussion and Analysis.

Other Corporate and Financing Matters

Annual and Special Meeting

On December 4, 2012, the Company held its annual meeting. At the meeting, the shareholders of the Company approved the following:

•

the election of five directors, those being Michel Bouchard, Ross Glanville, Peter Gundy, Philip Nolan and Yves Harvey.

•

the appointment of Deloitte & Touche LLP, Chartered Accountants, to the office of Auditor of the Company for the year ended June 30, 2013.

Related Party Transactions

The Company had the following transactions with related parties for the six months period ended December 31.

	2012	2011
Geological Consulting and Expenditures	-	131,433
Included in Exploration and Evaluation Assets
Directors fees	75,500	103,500
Consulting fees	71,405	181,853
Professional fees - legal	101,072	204,523
	$247,977	$621,309

The Company has entered into three agreements with three officers for employment and advisory services. If such agreements are terminated without cause, the Company will have to pay $128,000, $120,000 or $300,000, respectively, to the three officers. If such agreements are terminated following a change in control, the Company will have to pay $500,000 or $600,000, respectively, to two officers.

Proposed Transactions

At the present time, there are no proposed transactions that are required to be disclosed.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Clifton’s general and administrative expenses and exploration and evaluation assets is provided in the Company’s Balance Sheet and Statements of Operations and Deficit contained in its unaudited condensed interim Consolidated Financial Statements for the six-month period ended December 31, 2012, available on SEDAR – site page accessed through www.sedar.com.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at December 31, 2012, or as at the date hereof.

Outstanding Share Data

Clifton Star Resources Inc.’s authorized capital consists of unlimited common shares without par value. As at February 26, 2013, the following common shares and stock options were outstanding:

	# of Shares	Exercise Price	Expiry Date
Issued and Outstanding Common Shares at February 26, 2013	38,414,390
Stock Options	35,000 50,000 200,000 435,000 1,075,000 450,000	$4.15 $5.00 $2.50 $2.03 $1.40 $1.14	May 6, 2013 December 22, 2013 June 20, 2016 March 9, 2017 April 25, 2017 September 14, 2017
Agent Compensation Options	138,000	$1.25	May 13, 2014
Fully Diluted at February 26, 2013	40,797,390

Future Accounting Changes

Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments, which addresses the classification and measurements of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. IFRS 13 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

Other Pronouncements

Recent IFRS pronouncements which will be effective for years beginning on or after January 1, 2013, include: IFRS 10 – Consolidated Financial Statements; IFRS 11 – Joint Arrangements; and IFRS 12 – Disclosure of Interests in Other.

The Company does not expect the introduction of IFRS 10, 11 and 12 will have a material impact on its financial statements.

Financial Instruments

Fair Value

The Company classified its cash, short-term investments and receivable under “loans and receivable” under IFRS rules. Accounts payable and accrued liabilities are classified as Other financial liabilities. As of December 31, 2012, the statement of financial position carrying amounts of these financial instruments closely approximate their fair values, and the Company held no derivative financial instruments.

The following provides the classification of financial instruments as at December 31, 2012, and June 30, 2012:

	As at December 31, 2012	As at June 30, 2012

Loans and receivable	$9,901,471	$11,957,456
Other financial liabilities	$(959,558)	$(717,836)

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit Risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank, sales tax receivable, and an amount due from a vendor for an overpayment.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations. As of December 31, 2012, the Company had a cash balance of $4,166,300 to settle current liabilities of $959,558.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest Rate Risk

The Company has invested $3,510,000 in short–term investments earning interest from 1.00% to 1.40% per annum. The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Contingency

On September 19, 2007, the Company and two former directors received a statement of claim which the Company believes will not succeed. The statement of claim is described in detail in the audited consolidated financial statements for the year ended June 30, 2012, and no change has occurred since then.

Recent Developments and Outlook

The Company expects to obtain financing in the future primarily through further equity financing, as well as through joint venturing and/or optioning out its properties to qualified mineral exploration companies. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its resource properties.

Corporate Governance

The Board of Directors of Clifton Star Resources Inc. is comprised of five directors, four of whom are considered to be independent.

Subsequent Event

In January 22 and 27, 2013, 1,475,000 (December 31, 2011 – NIL) stock options have expired. Accordingly, the associated amount of $5,094,277 (December 31, 2011 – NIL) recorded in share-based payments reserve will be transferred to accumulated deficit during the quarter ending in March 31, 2013. There will be no liquidity impact associated with this transfer.

Approval

The Board of Directors of Clifton Star Resources Inc. has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to Clifton Star Resources Inc. is on SEDAR at www.sedar.com or by contacting:

Clifton Star Resources Inc.

Suite 217 – 1040, Belvédère Avenue

Québec, QC, Canada

G1S 3G3

Tel : (418) 914-9922

www.cfo-star.com

email : jblackburn@cfo-star.com

Attention : Michel Bouchard, President and Chief Executive Officer

/s/ “Michel Bouchard”

/s/ “Louis Dufour”

Michel Bouchard, P Geo, MBA

Louis Dufour, CA

President and Chief Executive Officer

Chief Financial Officer